82-2142

[redacted]

03037810

BTRsec/RLS Admin/Letters/2003/0155

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

RECEIVED
DEC 01 2003

24 November 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a circular to shareholders re the proposed disposal for the metering business and notice of EGM.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Copy to: Mr. S. Ahmad
Mr. M. Downing

dlw 12/4

"emailalert@hemscott.co.uk" <emailalert
21/11/2003 17:29

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Circular to Shareholders

This Email News Alert service is brought to you by Invensys

RNS Number:3873S
Invensys PLC
21 November 2003

21 November 2003

Invensys plc

Circular to Shareholders re the Proposed Disposal of the Metering Business and
Notice of Extraordinary General Meeting

A copy of the above document has been submitted to the UK Listing Authority and
will shortly be available for inspection at the UK Listing Authority's Document
Viewing Facility which is situated at: Financial Services Authority, 25 The
North Colonnade, Canary Wharf, London E14 5HS, telephone 020 7066 1000.

Contact:

Brunswick
Tel: +44 (0) 20 7404 5959

Nick Claydon/ Ben Brewerton/ Sophie Fitton

END

CIRBRBDBLGDGGXB

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you sell or have sold or otherwise transferred all of your Ordinary Shares, please send this document and the accompanying form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

Morgan Stanley & Co. Limited is acting for Invensys plc and no one else in connection with the Disposal and will not be responsible to any other person other than Invensys plc for providing the protections afforded to its clients or for providing advice in relation to the Disposal or any other matters described in this document.

invensys®

PROPOSED DISPOSAL

of

THE METERING BUSINESS

and

NOTICE OF EXTRAORDINARY GENERAL MEETING

Your attention is drawn to the letter from the Chairman of Invensys set out on pages 3 to 7 of this document which recommends you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

A notice of an Extraordinary General Meeting of Invensys, to be held at The Conference Centre at Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3NZ, at 11.00 a.m. on 9 December 2003, is set out at the end of this document. A form of proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned as soon as possible, but in any event so as to be received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XQ, not later than 11.00 a.m. on 7 December 2003. Completion and return of a form of proxy will not preclude a Shareholder from attending and voting in person at the Extraordinary General Meeting.

A summary of the action to be taken by the Shareholders is set out on page 7 of this document and in the accompanying notice of the Extraordinary General Meeting.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of forms of proxy	11.00 a.m. on 7 December 2003
Extraordinary General Meeting	11.00 a.m. on 9 December 2003
Expected Completion of the Disposal	by 31 December 2003

All references to time in this document are to UK time.

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

invensys®

Registered office
Invensys House
Carlisle Place
London SW1P 1BX

Registered in England and Wales
(No. 166023)

21 November 2003

Dear Shareholder,

PROPOSED DISPOSAL OF THE METERING BUSINESS

Introduction

Your Board announced on 22 October 2003 that it had signed an agreement for the disposal of the Metering Business to IMS Meters Holdings, Inc. for a total consideration of US$650 million (which is equivalent to £388 million, on the basis of an exchange rate on 22 October 2003 of US$1.674 to £1). In view of its size, the Disposal is conditional upon, amongst other things, the approval of Shareholders which is to be sought at an extraordinary general meeting of the Company to be held on 9 December 2003.

The purpose of this document is:

- to provide you with further details of the Disposal;
- to explain why the Directors believe that the Disposal is in the best interests of the Company and its Shareholders as a whole; and
- to seek your approval for it.

A notice convening the Extraordinary General Meeting of the Company at which a resolution to approve the Disposal will be proposed is set out at the end of this document.

Background to and reasons for the Disposal

On 15 April 2003, the Board announced plans to simplify the Group's structure by narrowing its focus. Following that announcement, the Group created an enlarged Development Division consisting of the businesses to be either partially or wholly divested. In addition to the Metering Business, these businesses were Appliance Controls, Climate Controls, APV Baker, Powerware, Lambda, Teccor, Hansen Transmissions and Baan.

With the exception of the Group's senior notes issued in the United States under rule 144A of the Securities Act of 1933 (£271 million), the Group's principal facilities expire in three tranches in June 2004 (£904 million), April 2005 (£350 million) and August 2005 (£880 million).

The proceeds from this disposal programme, including proceeds from the proposed disposal of the Metering Business, are expected to be used towards satisfying the Group's liabilities including certain of its debt and pension fund obligations. The Board expects to apply the proceeds from the Disposal to paying down the US$1.5 billion (£904 million) revolving credit facility, which expires in June 2004.

Principal terms and conditions of the Disposal

Under the Sale and Purchase Agreement, which was signed on 22 October 2003, certain subsidiaries of Invensys agreed to sell the Metering Business to IMS Meters Holdings, Inc.

The purchase price for the Metering Business is US$650 million payable in cash at Completion subject to certain adjustments to be made following Completion which are set out in more detail in Part III of this document.

The Disposal, which is expected to be completed before the end of the calendar year 2003, is conditional upon, amongst other things:

- the approval of the Shareholders at an extraordinary general meeting of the Company; and
- the Purchaser having received the proceeds of the financing transactions contemplated by its debt commitment letters.

Further information on the Sale and Purchase Agreement is set out in Part III of this document.

Information on the Metering Business

The Metering Business is a leader in advanced metering and communications solutions for the worldwide utility industry. The Metering Business is the world's largest manufacturer of water meters and has a substantial share of sales of automatic meter reading ("AMR") devices through its sale of advanced, proprietary AMR systems to North American water utilities. In addition to water meter solutions, the Metering Business is a global leader in gas and heat meter solutions and recently entered the North American electricity metering market.

The Metering Business is also the leading North American producer of clamps and couplings used by water and natural gas utilities to join and repair pipe and is a premier supplier of precision-manufactured, thin-wall aluminium die-castings, which are used internally for gas meter housings and sold externally to Tier I auto suppliers. The business is headquartered in Raleigh, North Carolina and operates 13 primary manufacturing facilities in eight countries worldwide.

Financial effects of the Disposal

As set out in Part II of this document, in the year ended 31 March 2003, the Metering Business reported profit on ordinary activities before interest and taxation of £36.3 million on turnover of £328.6 million and, at that date, had net operating assets, after minority interests of £3.2 million, of £59.2 million.

After allowing for estimated transaction expenses of £10 million, the Company will receive net cash proceeds from the Disposal of approximately £378 million (on the basis of the exchange rate on 22 October 2003 of US$1.674 to £1). It is expected that the proceeds of the Disposal will be accretive to the consolidated shareholders' funds of the Retained Group.

Current trading and prospects

On 13 November 2003, I made the following statement as part of the Group's interim results announcement:

"The core businesses of Production Management and Rail Systems together delivered operating profit for the period in line with expectations. In markets that remain tough, Production Management saw a return to sales growth. Rail Systems continued to perform strongly, with major contract wins in the UK and US.

RESULTS SUMMARY

Group sales were £2,044 million (H1 02/03: £2,747 million), reflecting the disposal of businesses during the last 12 months. Sales from continuing operations, comprising the core businesses, together with the Development division, were £1,986 million (H1 02/03: £2,008 million), being flat at constant exchange rates (CER). Core sales were up six per cent. (CER).

Group operating profit[1] decreased to £103 million (H1 02/03: £176 million), mainly due to a fall of £71 million in the contribution of businesses disposed. Operating profit from continuing operations was £116

[1] All references to operating profit in respect of core operations and the Development division are stated before corporate costs, pension costs, exceptional items, goodwill amortisation and goodwill impairment. Total Group operating profit includes corporate costs and pension costs.

million (H1 02/03: £118 million), an increase of three per cent. (CER). Corporate centre costs were significantly lower at £31 million (H1 02/03: £46 million) and the Group pension charge to operating profit was £23 million (H1 02/03: £33 million).

These results included negative currency translation impacts of £28 million on sales and £5 million on operating profit, as the positive impact of the strengthening euro against sterling was offset by the weakening US dollar.

RESTRUCTURING, TRANSITION COSTS, GOODWILL AMORTISATION, INTEREST AND TAX

Operational restructuring charges were £46 million, representing two per cent. of sales and a further reduction from prior year levels. Transition charges incurred for the current reshaping of Invensys as a consequence of the disposals programme were £86 million, in line with guidance. This included a £50 million provision for the expected cost of exiting onerous leases on surplus properties and £31 million for the termination of certain group-wide contracts and IT-related costs.

Amortisation of £31 million (H1 02/03: £62 million) relating to goodwill capitalised in the balance sheet was charged to the profit and loss account.

Net interest payable for the six months was £39 million (H1 02/03: £61 million), primarily due to a reduction in net debt levels following disposal of businesses in the prior year. Interest cover was 3.8 times on a 12 month rolling basis at 30 September 2003, based on EBITDA before exceptional items.

There is a tax credit for the six months of £49 million, comprising taxation on ordinary activities of £20 million, a prior year taxation credit of £64 million and a deferred tax credit of £5 million.

EARNINGS

The Group has recorded a loss of £149 million (H1 02/03: £129 million), after corporate exceptionals of £87 million. The basic loss per share was 4.3p (H1 02/03: loss of 3.7p).

Earnings per share before exceptional items and goodwill amortisation were 0.8p (H1 02/03: 2.2p).

CASH FLOW AND INDEBTEDNESS

Free cash outflow was £44 million (H1 02/03: £9 million inflow), prior to payments of £109 million related to legacy issues. Operating cash flow of £124 million (H1 02/03: £255 million) was impacted by a £73 million reduction in operating profit, partially offset by a lower working capital outflow of £63 million (H1 02/03: £79 million). The working capital outflow was primarily due to a decrease in accounts payable as a result of a management decision to normalise arrangements with suppliers.

Net debt was £1,609 million, an increase from £1,556 million at 31 March 2003.

DISPOSALS AND FINANCING STRATEGY FOR LEGACY LIABILITIES

Disposals comprised principally Baan and Teccor, which generated gross proceeds of £110 million. Disposals gave rise to a profit on net assets of £77 million, a goodwill write-off of £131 million and a resulting total loss on sale of £54 million.

Subsequent to the period end, the Group announced the disposal of Metering Systems for US$650 million (£388 million), conditional among other things upon approval of Invensys shareholders at an Extraordinary General Meeting. A circular will be sent to shareholders shortly, setting out full details of the disposal.

Whilst the disposal programme still has a considerable way to go, in light of the Group's experience to date and market conditions generally, the Board currently believes that total proceeds will exceed £1.8 billion, which is somewhat below previous guidance. The Board expects this programme to be completed to schedule over the next 12 months.

With the exception of the Group's senior notes issued in the United States under rule 144A of the Securities Act of 1933 (£271 million), the Group's facilities expire in three tranches in June 2004 (£904 million), April

2005 (£350 million) and August 2005 (£880 million). Proceeds from the current disposal programme, which is proceeding to timetable, are expected to be used to repay all borrowings under the US$1.5 billion (£904 million) revolving credit facility, which expires in June 2004.

The level and form of financing required in 2005 will be determined by the on-going needs of the business. The Board, as a prudent measure, has decided to explore a range of alternative financing routes in the banking and capital markets, as well as that of additional disposals. The refinancing options available will be dependent upon a number of internal and external factors, including the trading performance of the Group, market conditions, the performance of the current disposal programme and the status of the Group's programme to manage its legacy liabilities, including pensions. The Board currently believes that this range of options provides sufficient flexibility to manage its 2005 refinancing requirement.

PENSION DEFICIT

The combined FRS 17 deficit for the UK and US pension schemes, together with the other schemes, reduced by £115 million from £931 million at 31 March 2003 to £816 million at 30 September 2003. The triennial review of the UK pension scheme commenced in April and the initial work of the Actuary suggests that at 31 March 2003 the actuarial deficit was £415 million. An agreement in principle has been reached with the Trustee to the UK pension scheme to resume contributions to the UK scheme of 20 per cent. of pensionable salaries, commencing with effect from October 2003. In addition, over the next three years it is proposed to pay into the scheme five payments of £15 million and 15 per cent. of the net proceeds of the current disposal programme in excess of £1 billion, up to a maximum of £150 million. In respect of both of these latter items, no payment will be due to the extent that, at the date of the scheduled payment, there is no FRS 17 deficit in the fund.

PENSIONS ACCOUNTING STANDARDS – ADOPTION OF FRS 17

As announced in our Annual report and accounts 2003, the Group has fully adopted FRS 17 effective from 1 April 2003. The impact of this on the current half-year results is the inclusion of a service cost of £23 million (H1 02/03: £33 million) and other finance charges of £12 million (H1 02/03: £15 million credit). Additionally, based on a valuation at 30 September 2003, the deficit on the Group's pension schemes of £770 million (net of a related deferred tax asset of £46 million) has been recognised on the balance sheet (H1 02/03: deficit of £939 million, net of a deferred tax asset of £99 million).

DIVIDEND

No interim dividend will be paid (H1 02/03: 1p).

TRADING OUTLOOK

In Production Management, there are some signs of improving trading conditions in certain sectors and regions. In the meantime, the business will continue to drive hard to improve margins through cost reduction and productivity gains.

In Rail Systems, the order book is strong, including the London Underground PPP contracts awarded in April.

At this stage, there remains much to be done to achieve the Group's goal of building a stronger Invensys, both operationally and in terms of the balance sheet."

The Company believes that the financial and trading prospects of the Retained Group for the current financial year are in line with the Directors' expectations.

Further information

Your attention is drawn to the further information set out in Parts II to IV of this document. You are advised to read the whole of this document and not merely to rely on the summarised information set out in this letter.

Extraordinary General Meeting

A notice convening the Extraordinary General Meeting of the Company to be held at The Conference Centre at Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3NZ, at 11.00 a.m. on 9 December 2003, at which a resolution will be proposed to approve the Disposal, is set out at the end of this document.

Action to be taken

You will find enclosed with this document a form of proxy for use at the Extraordinary General Meeting. You are requested to complete and sign the form of proxy in accordance with the instructions printed on it and to return it as soon as possible, but in any event so as to be received no later than 11.00 a.m. on 7 December 2003 by the registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XQ. The return of the form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

Working capital

The Company is of the opinion that the Retained Group does not have sufficient working capital for its present requirements, that is for at least 12 months from the date of this document.

The Company is of the opinion that the Retained Group does have sufficient working capital up to June 2004, at which point the US$1.5 billion (£904 million) revolving credit facility is repayable.

However, the Company is of the opinion that having regard to existing cash resources and available bank and other facilities and taking into account the expected net proceeds of the disposal programme announced on 15 April, which includes the Disposal, the Retained Group will have sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

If the Disposal is not approved by Shareholders or does not complete, the Company is of the opinion that the Group does have sufficient working capital up to June 2004, at which point the US$1.5 billion (£904 million) revolving credit facility is repayable. The Board intends to continue with the disposal programme announced on 15 April, and to seek to generate sufficient proceeds from the other divestitures in that programme to repay all borrowings under the US$1.5 billion (£904 million) revolving credit facility, which expires in June 2004.

In the event that the disposal programme announced on 15 April does not generate sufficient proceeds to pay down the US$1.5 billion revolving credit facility, which expires in June 2004, the Group would require additional sources of working capital and in that event the Board would explore a range of alternative financing routes in the banking and capital markets, as well as that of additional disposals. The options available will be dependent upon a number of internal and external factors, including the trading performance of the Group, market conditions, the performance of the current disposal programme and the status of the Group's programme to manage its legacy issues, including pensions.

Financial advice

The Directors, who have been so advised by Morgan Stanley as financial adviser, consider the terms of the Disposal to be fair and reasonable. In providing advice to the Directors, Morgan Stanley has relied upon the Directors' commercial assessment of the terms of the Disposal.

Recommendation

The Directors consider the terms of the Disposal to be in the best interests of the Company and in the best interests of Shareholders as a whole.

Accordingly, the Directors unanimously recommend Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting, as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

Martin Jay
Chairman

PART II: FINANCIAL INFORMATION ON THE METERING BUSINESS

1. Basis of preparation

The financial information set out below in respect of the Metering Business has been extracted without material adjustment from consolidation returns used for producing the consolidated financial statements of Invensys and does not represent statutory accounts as defined in section 240 of the Act. The amounts on the consolidation returns were included within the consolidated financial statements for each of the three years ended 31 March 2003, all of which have been delivered to the Registrar of Companies in compliance with the Act. The auditors' reports under section 235 of the Act on these financial statements were unqualified and did not contain a statement under sections 237(2) or 237(3) of the Act.

Consolidated group accounts were not prepared or audited for the Metering Business, as its constituent operations are not held under a single legal entity. The financial information, prepared under UK GAAP and in accordance with the accounting principles of Invensys, comprises a combined profit and loss account for each of the three years ended 31 March 2003 and a combined statement of net operating assets at 31 March 2003 after eliminating intra-group balances and trading.

2. Profit and loss accounts

	Year ended 31 March 2001	Year ended 31 March 2002	Year ended 31 March 2003
	£m	£m	£m
Turnover	**361.1**	**348.4**	**328.6**
Cost of sales	(234.2)	(234.2)	(222.8)
Gross profit	**126.9**	**114.2**	**105.8**
Net operating expenses	(55.5)	(59.8)	(61.8)
Profit before exceptional items	**71.4**	**54.4**	**44.0**
Restructuring	(25.6)	(9.1)	(7.7)
Profit on ordinary activities before interest and taxation	**45.8**	**45.3**	**36.3**

Notes:

(a) It is not possible to apportion a meaningful separate interest or tax charge, as the Metering Business was not taxed as an individual entity and the funding of the Group is co-ordinated centrally. Any apportionment of interest or taxation charges would be notional for the Metering Business on a stand-alone basis. Therefore, profit and loss accounts have only been drawn up as far as profit on ordinary activities before interest and taxation.

(b) Profit before exceptional items for the year ended 31 March 2003 of £44.0 million represents profit before exceptional items but after pension costs of £2.7 million and other central charges of £9.4 million.

3. STATEMENT OF NET OPERATING ASSETS

	As at 31 March 2003 £m
Fixed assets	
Tangible assets	66.2
Other investments	0.6
	66.8
Current assets	
Stocks	33.5
Debtors	41.6
	75.1
Creditors: amounts falling due within one year	(57.8)
Net current assets	17.3
Total assets less current liabilities	84.1
Provisions for liabilities and charges	(21.7)
Net operating assets	62.4

Notes:

(a) The assets and liabilities which are the subject of the Disposal exclude cash, borrowings, balances with other members of the Group and tax balances, and these are therefore excluded from the balance sheet above. There are minority interests in the business of £3.2 million, which are expected to transfer on the Disposal.

(b) The above balance sheet excludes goodwill arising on consolidation that appears in the Group accounts as it will be eliminated on disposal through the profit or loss on disposal reported in the consolidated financial statements of Invensys. As a consequence, there is no goodwill amortisation shown in the profit and loss account.

PART III: SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE DISPOSAL

1. THE SALE AND PURCHASE AGREEMENT

The Sale and Purchase Agreement was entered into on 22 October 2003 between Invensys Inc., Invensys International Holdings Limited, BTR Industries Limited, Foxboro Iberica SA, BTR France SAS, Invensys Holdings Limited and Invensys SA (Pty) Ltd (the "Sellers"), Invensys (for certain specified purposes) and the Purchaser. Pursuant to the Sale and Purchase Agreement, the Sellers have conditionally agreed to sell to the Purchaser and the Purchaser has conditionally agreed to acquire from Sellers, the shares of the subsidiaries of the Sellers that collectively comprise the Metering Business.

Consideration

The total consideration to be received by the Sellers for the Metering Business is US$650 million, subject to adjustment, on a US dollar for US dollar basis, as follows:

(a) such amount will be decreased by US$30 million, this being the amount to be paid by the Purchaser to Invensys pursuant to the Non-Competition Agreement (defined below);

(b) such amount will be increased by the amount of cash of the Metering Business as at Completion that is not subject to any lien;

(c) such amount will be decreased by the indebtedness of the Metering Business as at Completion;

(d) such amount will be increased or decreased by the amount by which the working capital of the Metering Business as at Completion is greater than or less than US$79.842 million;

(e) such amount will be increased or decreased by the amount by which the liability of the Metering Business under certain defined benefit plans as at Completion is less than or greater than US$31.3 million; and

(f) such amount will be decreased by the proceeds of the sale prior to Completion, net of transaction costs, of either or both of the properties located at Babelsberg, Germany and Beyne-Heusay, Belgium (should either or both of these sales occur).

Such adjustments are not subject to any threshold amounts.

Completion

Completion of the Disposal is subject to the Disposal having been approved by the Shareholders at the Extraordinary General Meeting and the fulfilment or waiver by the Purchaser of certain conditions, including:

(a) the representations and warranties of Invensys and the Sellers being true and correct at the date of Completion except as has not had a material adverse effect on the Metering Business;

(b) Invensys and the Sellers having complied in all material respects with their covenants required to be complied with prior to the date of Completion;

(c) the Purchaser having received the proceeds of the financing transactions contemplated by its debt commitment letters;

(d) certain governmental consents or approvals having been obtained; and

(e) no order having been issued by any of certain governmental bodies prohibiting the Disposal.

For the purposes of the first condition referred to above, "material adverse effect" means a material adverse effect on the assets, liabilities, business, financial condition, prospects or results of operations of the Metering Business (taken as a whole) other than an effect resulting from or relating to:

(a) any change generally applicable to participants in any market in which the Metering Business operates (whether in the United States or internationally), the United States economy as a whole, or the international economy;

(b) earthquakes, acts of war, sabotage or terrorism, military actions or escalation thereof; or

(c) any changes in applicable laws, regulations or accounting rules.

Termination

The Sale and Purchase Agreement may be terminated by either the Sellers or the Purchaser on or after 31 January 2004 if Completion has not occurred by then. Further, if by such date the terms of the transactions contemplated thereby have not been approved by the Shareholders at the Extraordinary General Meeting of the Company, and the agreement is terminated, the Sellers will be obliged to pay to the Purchaser a fee of US$6.5 million (amounting to one per cent. of the purchase price).

Representations and warranties

The Sellers have made certain representations and warranties to the Purchaser with indemnities for breach thereof in relation to the Metering Business which are usual for a transaction of this type. Claims under the representations and warranties must generally be made within 18 months of the date of Completion. The aggregate liability of the Sellers for breaches of representations and warranties is generally subject to the Type I Cap and the Type II Cap (each as defined below), and the Sellers generally have no liability under the representations and warranties unless the claims exceed US$7.5 million, and then only to the extent of such excess.

Indemnities

(a) The Sellers have agreed to indemnify the Purchaser for losses resulting from:

- (i) any violation of environmental laws or release of hazardous materials at properties of the Metering Business prior to the date of Completion (claims under this indemnity must be made within five years of the date of Completion, the aggregate liability of the Sellers under this indemnity is limited to US$25 million, which counts towards the Type I Cap, and the Sellers will have no liability under this indemnity unless, and then only to the extent, claims exceed US$6 million);
- (ii) environmental liabilities arising out of or relating to conditions existing at properties formerly owned by the Metering Business but not owned by the Metering Business as of the date of Completion (this indemnity is not subject to a threshold, is subject to the Type II Cap and survives until 10 years after the date of Completion);
- (iii) asbestos claims (this indemnity is not subject to a threshold, is subject to the Type II Cap and survives indefinitely); and
- (iv) environmental liabilities not relating to the Metering Business (this indemnity is not subject to a threshold, is subject to the Type II Cap and survives indefinitely).

(b) The Sellers have agreed to indemnify the Purchaser harmless for losses resulting from:

- (i) certain scheduled litigations against the Metering Business (this indemnity is not subject to a threshold, is subject to the Type II Cap and will survive indefinitely); and
- (ii) certain other scheduled litigations against the Metering Business (this indemnity is not subject to a threshold, is subject to a cap of US$1.5 million in the aggregate, and counts towards the Type I Cap and will survive indefinitely).

(c) The Sellers have agreed to indemnify the Purchaser for losses resulting from any infringement or other controversy with respect to:

- (i) a certain patent held by ABB Patent GmbH (this indemnity is not subject to a threshold, is subject to a cap of US$3 million in the aggregate, is further subject to the Type I Cap and will survive until the date which is three years after the date of Completion);
- (ii) certain StatSignal, PowerSeal and Hydrometer patents, except to the extent such losses are due to the activities of the Metering Business after the date of Completion (this indemnity is not subject to a threshold, is subject to a cap of US$1 million in the aggregate, is further subject to the Type I Cap and will survive indefinitely);
- (iii) certain DOKOM and INFOMAN trademarks, except to the extent such losses are due to the activities of the Metering Business after the date of Completion (this indemnity is not subject to a threshold, is subject to a cap of US$100,000 in the aggregate, is further subject to the Type I Cap and will survive indefinitely); and
- (iv) certain German patents (this indemnity is not subject to a threshold, is subject to a cap of US$75,000 individually for each such patent and US$225,000 in the aggregate, is further subject to the Type I Cap and will survive until two years after the date of Completion).

The aggregate liability of the Sellers for claims made pursuant to the indemnities described in the paragraph under the heading "Representations and warranties" and under paragraphs (a)(i), (b)(ii), and (c) within this section headed "Indemnities", will not exceed US$65 million (the "Type I Cap"). The aggregate liability of the Sellers for claims made pursuant to the indemnities described in the paragraph under the heading "Representations and warranties" and under paragraphs (a) and (b) within this section headed "Indemnities", will not exceed the consideration received by the Sellers for the Metering Business (the "Type II Cap").

Pre-Completion undertakings

The Sellers have also given to the Purchaser certain undertakings, including in relation to the conduct of the activities of the Metering Business, pending Completion.

2. THE NON-COMPETITION AGREEMENT

Invensys has agreed, pursuant to an agreement to be entered into at Completion (the "Non-Competition Agreement") for a period of four years from the date of Completion, not to engage in activities that compete with the Metering Business as it was conducted as of the date of Completion anywhere in the world (subject to certain circumstances). Invensys has also agreed in the Non-Competition Agreement, for a period of two years following the date of Completion, not to solicit the employment of any of the management employees of the Metering Business (other than in certain circumstances).

The consideration to be received by Invensys from the Purchaser pursuant to the Non-Competition Agreement is US$30 million and will be paid upon Completion as part of the purchase price for the Metering Business.

PART IV: ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names appear in paragraph 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and registered office

The Directors and their functions are as follows:

Martin Jay	Chairman
Richard N. Haythornthwaite	Chief Executive Officer
Adrian N. Hennah	Chief Financial Officer
Rolf L. Börjesson	Non-executive Director
Larry E. Farmer	Non-executive Director
Jean-Claude Guez	Non-executive Director
Andrew E. Macfarlane	Non-executive Director
Simon M. Robertson	Non-executive Director

The registered office of the Company is Invensys House, Carlisle Place, London SW1P 1BX.

3. Directors' and other interests

(a) ***Directors' and connected persons interests***

As at 20 November 2003 (being the latest practicable date prior to the publication of this document), the interests of each of the Directors and those of their immediate families (all of which are beneficial) in the share capital of the Company which: (a) have been notified to the Company pursuant to section 324 or section 328 of the Act; or (b) are required to be entered in the register maintained under the provisions of section 325 of the Act; or (c) are the interests of a person connected with a Director (within the meaning of section 346 of the Act), in so far as the latter are known to, or could with reasonable diligence be ascertained by that Director, which would be required to be disclosed under (a) or (b) if the connected person were a Director, are set out below:

Ordinary Shares

Directors	No. of Ordinary Shares
Martin Jay	—
Richard N. Haythornthwaite	250,000
Adrian N. Hennah	—
Rolf L. Börjesson	117,672
Larry E. Farmer	2,000
Jean-Claude Guez	—
Andrew E. Macfarlane	7,500
Simon M. Robertson	2,165

Share schemes

(i) Share options

Director	Option type	No. of options	Exercise price per share (pence)	Date of grant	Date from which first exercisable	Expiry date
Richard N. Haythornthwaite	ISESOS	893,744	100.70	25 Jul 01	25 Jul 04	24 Jul 11
	ISESOS	1,315,400	100.35	17 Jun 02	17 Jun 05	16 Jun 12
		2,209,144				
Adrian N. Hennah	ISESOS	1,150,700	63.55	04 Dec 02	04 Dec 05	03 Dec 12
	ISRSOS	20,658	43.00	21 Jan 03	01 Apr 06	30 Sep 06
		1,171,358				

ISESOS – Invensys 1998 Senior Executive Share Option Scheme. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant provided that the relevant performance condition has been met. The performance condition which applies to grants made under this scheme are as follows:

(A) **grants made between 25 July 2001 and 16 June 2002:** no options may be exercised unless, over the measurement period commencing with the financial year in which the options were granted, Earnings Per Share growth is equal to or in excess of the Retail Price Index ("RPI") plus 12 per cent. over three years, RPI plus 16 per cent. over four years and RPI plus 20 per cent. over five years. If not achieved after five years, the options will lapse; and

(B) **grants made on or after 17 June 2002:** no options may be exercised unless a performance condition based on Total Shareholder Return ("TSR") is met. TSR is calculated as the percentage variance in the price of shares and the value of re-invested net dividend payments over the performance period compared to that of a group of comparator companies ("Peer Group") selected at the discretion of the Remuneration Committee. The performance period will be the period of three, four or five years commencing on the date of grant of the option. On the third anniversary of the date of grant, each constituent of the Peer Group will be ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group will determine the number of shares awarded. Invensys must rank at the median position in order for 40 per cent. of the shares under option to become exercisable, rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares under option will vest on a straight-line basis. If Invensys does not meet the performance condition in full at the first measurement, then it will be re-tested, from a fixed base, in years four and five. If the median position has not been achieved by the end of the fifth year, the option will lapse. The Peer Groups for the grants made on or after 17 June 2002 are the companies that comprise the FTSE 100 Index on the dealing day preceding the date of grant.

ISRSOS – Invensys Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.

(ii) Long term incentive plan awards ("LTIP")

Director	No. of shares	Award value per share (pence)	Date of award	Performance Period
Richard N. Haythornthwaite	254,049	118.0875	25 Jul 01	25 Jul 01 – 24 Jul 04
	3,469,119	19.0250	20 Jun 03	20 Jun 03 – 19 Jun 06
	3,723,168			
Adrian N. Hennah	428,500	56.8900	04 Dec 02	04 Dec 02 - 03 Dec 05
	2,102,497	19.0250	20 Jun 03	20 Jun 03 – 19 Jun 06
	2,530,997			

LTIP – Invensys 1998 Senior Executive Long Term Incentive Plan. Awards made under this plan are normally subject to a three-year performance period (the "Performance Period") commencing on the date of award, followed by a two-year retention period (the "Retention Period").

The vesting of awards made prior to 28 May 2003 are subject to Invensys' TSR being ranked, against a group of comparator companies (the "Peer Group") selected at the discretion of the Remuneration Committee, at least at the median position over the Performance Period (with no re-testing opportunities). Additionally the Remuneration Committee must determine that the underlying financial performance of Invensys over the Performance Period is satisfactory. On completion of the Performance Period, Invensys' TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 50 per cent. of the shares that are subject to the award to be available (subject to the Retention Period), rising to all of the shares if the upper quartile position is achieved. Between these positions, the number of shares that will be available will be calculated on a straight-line basis. If Invensys does not achieve at least the median position the whole award will lapse.

The vesting of awards made after 28 May 2003 are subject to Invensys' TSR being ranked, against a Peer Group selected at the discretion of the Remuneration Committee, at least at the median position over the Performance Period (with no re-testing opportunities). Additionally the Remuneration Committee must be satisfied that there has been a sustained delivery, over the Performance Period, regarding the trading performance

of continuing operations, disposal proceeds and reduction in Group indebtedness. On completion of the Performance Period, Invensys' TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 25 per cent. of the shares that are subject to the award to be available (subject to the Retention Period), rising to all of the shares if the upper decile position is achieved. Between these positions, the number of shares that will be available will be calculated on a straight-line basis. If Invensys does not achieve at least the median position the whole award will lapse.

The Peer Groups selected for the above grants are as follows:

Award dated 25 July 2001:	GKN, Smiths Group, BAE Systems, Marconi, ABB, Schneider Elte, Siemens, Emerson Electric, Honeywell International, Rockwell International, Johnson Controls and Tyco International;
Award dated 4 December 2002:	the companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002; and
Award dated 20 June 2003:	the companies that comprised the FTSE Mid 250 Index on 20 June 2003.

All share scheme options were granted free of charge.

(b) ***Directors' service contracts***

There are no existing or proposed service contracts between any Director and Invensys or any of its subsidiaries which have not previously been made available for inspection as required by the Listing Rules or which have been varied since having been made available for inspection. In addition, no such contract has been or will be varied as a consequence of the Disposal.

(c) ***Disclosure of Directors' interests in transactions***

No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions, contains or contained unusual terms or which is or was significant to the business of the Group and which was effected by any member of the Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

4. Substantial Shareholders

As at 20 November 2003 (being the latest practicable date prior to the publication of this document) in so far as is known to the Company, the only persons other than the Directors who, directly or indirectly, are interested in three per cent. or more of the issued share capital of the Company are as follows:

Name of Shareholder	No. of shares	Per cent. of issued share capital
Aviva plc	139,479,893	3.99
Brandes Investment Partners, LP	454,739,089	13.00
Legal & General Group plc	136,316,959	3.89
The Capital Group Companies, Inc.	163,355,956	4.67

5. Litigation

(a) Neither Invensys nor any other member of the Retained Group is or has been engaged in, nor (so far as the Directors are aware) has pending or threatened by or against it any legal or arbitration proceedings which may have or have had within the 12 months immediately preceding the date of this document a significant effect on the financial position of the Retained Group.

(b) No company within the Metering Business is or has been engaged in, nor (so far as the Directors are aware) has pending or threatened by or against it, any legal or arbitration proceedings which may have or have had within the 12 months immediately preceding the date of this document a significant effect on the financial position of the Metering Business.

6. Material contracts

(a) No contracts have been entered into (other than contracts entered into in the ordinary course of business) by members of the Retained Group either within the two years immediately preceding the date of this document which are or may be material to the Retained Group or have been entered into at any time and

Consideration: Honeywell International Inc. acquired the Invensys Sensors Division for a total consideration of US$415 million.

Representations and warranties: Invensys, BTR plc, BTR (European Holdings) BV, Deutsche Ranco GmbH, Stewart warner Corp., H.S. Investments Inc., BTR Industries Limited, Eberle Controls GmbH, Invensys Mexico Holdings L.L.C. and Fasco Industries Inc. have given to Honeywell International Inc. certain representations and warranties which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must exceed US$2 million in the aggregate; (B) are generally limited to US$62.5 million in the aggregate; and (C) generally must be made within 18 months of the completion date. Claims for breaches of the environmental representations and warranties: (A) must exceed US$2 million in the aggregate; (B) are generally limited to US$100 million in the aggregate (with liability for predecessor facilities limited to the purchase price); and (C) must be made within 10 years of the completion date.

Environmental indemnities: in addition to the environmental representations and warranties, Invensys and the other sellers listed above have agreed to indemnify Honeywell International Inc. for all losses incurred by it or the Sensors business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing on or prior to the completion date. These indemnities are subject to the same limitations as apply to the environmental representations and warranties;

(viii) **disposal of the Flow Controls business**: a sale and purchase agreement dated 21 March 2002 between (1) Invensys as seller; and (2) Flowserve Corporation, as purchaser.

Consideration: Flowserve Corporation acquired the assets of the Flow Controls divisions for a total consideration of US$535 million.

Representations and warranties: Invensys has given to Flowserve Corporation certain representations and warranties which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must generally exceed US$2 million in the aggregate; (B) are limited to US$184 million in the aggregate; and (C) generally must be made within 24 months of the completion date. Claims for breaches of the environmental representations and warranties: (A) must exceed US$10,000 in the aggregate; (B) are limited to US$50 million in the aggregate (with any such payments not counting towards the US$184 million cap on general representations and warranties); and (C) must be made within 10 years of the completion date.

Environmental indemnities: in addition to the environmental representations and warranties, Invensys has agreed to indemnify Flowserve Corporation for all losses incurred by it or the Flow Controls business which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing prior to the completion date. These indemnities are subject to the same limitations as apply to the environmental representations and warranties. In this regard, Flowserve Corporation has agreed to be solely responsible for the first US$3.25 million of costs actually paid and, following this, Invensys being liable for 80 per cent. of the costs incurred and Flowserve Corporation being liable for the remaining 20 per cent.;

(ix) **disposal of the Hawker AB business**: a sale and purchase agreement dated 6 January 2002 between (1) Invensys and Hawker AB as sellers; and (2) EnerSys Holdings Inc., as purchaser as amended by amendment agreements between the parties dated 24 January 2002 and 22 March 2002 respectively.

Consideration: EnerSys Holdings Inc. acquired the business of Hawker AB for a total consideration of US$425 million. This included a US$100 million loan note issued under a promissory note dated 22 March 2002 given by the purchaser to HS Investments Inc. (an Invensys subsidiary company) and payable on 10 March 2010, subject to certain exceptions. In consideration for the promissory note, the purchaser gave HS Investments Inc. a warrant to purchase 409,248 shares at an exercise price of US$850 per warrant share. The warrant is generally exercisable for a period of five years.

Representations and warranties: Invensys and Hawker AB have given to EnerSys Holdings Inc. certain representations and warranties which are usual for a transaction of this type. Claims under the general representations and warranties: (A) must generally exceed US$5 million in the aggregate; (B) are generally limited to US$175 million in the aggregate; and (C) generally must have been made before 31 March 2003. Claims for breaches of the environmental representations and warranties: (A) are not subject to a monetary threshold; (B) are limited to US$175 million in the aggregate; and (C) generally must be made within 10 years of the completion date.

Environmental Indemnities: in addition to the environmental representations and warranties, Invensys has agreed to indemnify EnerSys Holdings Inc. for all losses incurred by it or Hawker AB which arise from any violation of the relevant environmental laws and which relate to actions occurring or conditions existing prior to the completion date. Claims made under these indemnities shall not exceed US$175 million (when taken together with claims made under the representations and warranties) and shall not be limited by time;

(x) **US$2.35 billion multi-currency revolving facilities agreement**: an agreement dated 8 August 2000 (amended 12 November 2001 and 19 June 2002) between (1) Invensys as borrower (2) HSBC Investment Bank plc as facility agent (for a syndicate then numbering 31 banks) (3) Barclays Capital, Chase Manhattan plc, Den Danske Bank Atkieselskab, HSBC Investment Bank plc and UBS Warburg as arrangers (4) The Chase Manhattan Bank (New York) as swingline agent. Facility A is a US$1.46 billion committed multi-currency revolving loan facility, Facility B is a US$890 million committed multi-currency revolving 364 day loan facility with term-out and extension option. Facility B is now unavailable which leaves US$1.46 billion available under Facility A. The facilities mature on 8 August 2005. There are no guarantees from any other Group member.

Covenants: The agreement is subject to the usual covenants in relation to financial information, indebtedness, limitation on liens, and mergers. The agreement also contains an interest cover covenant which (as amended on 19 June 2002) states that Invensys shall ensure that in respect of each relevant period (being a 12 month rolling period measured every six months), the ratio of EBITDA to net interest payable for that relevant period shall not be less than 3.5:1.

Fees: The following fees are payable by Invensys: (A) commitment fee: 0.135 per cent. per annum on each lender's available Facility A commitment, and 0.09 per cent. per annum on each lender's available Facility B commitment payable quarterly during the relevant Availability Period; and (B) utilisation fee: a fee in respect of Total Outstandings (as that term is defined in the facility agreement) at the rate of 0.05 per cent. per annum for each day that the Total Outstandings are in an amount which is more than 50 per cent. of the Total Commitments.

Interest: Interest is payable by Invensys at the percentage rate per annum which is the aggregate of the applicable margin, LIBOR and mandatory cost. For the purposes of calculating interest payable "margin" means, in relation to a loan under Facility A (other than a swingline loan), 0.325 per cent. per annum;

(xi) **US$1.5 billion multi-currency revolving facility agreement**: an agreement dated 1 June 2001 (amended 19 June 2002) between (1) Invensys as borrower (2) Barclays Bank plc as facility agent (for a syndicate then numbering 4 banks) and swingline agent and (3) Banc of America Securities Limited, Barclays Capital, BNP Paribas and JP Morgan Plc as arrangers. The facility matures on 1 June 2004. There are no guarantees from any other Group member.

Covenants: The agreement is subject to the usual covenants in relation to financial information, indebtedness, limitations on liens, mergers, disposals and change of business. The agreement also contains an interest cover covenant which (as amended on 19 June 2002) states that Invensys shall ensure that in respect of each relevant period (being a 12 month rolling period measured every six months), the ratio of EBITDA to net interest payable for that relevant period shall not be less than 3.5:1.

Fees: The following fees are payable by Invensys: (A) a commitment fee of 50 per cent. of the relevant margin on each lender's available commitment for that availability period; and (B) a utilisation fee in respect of Total Outstandings at the rate of 0.05 per cent. per annum. for each day that the Total Outstandings are in an amount which is more than 50 per cent. of the Total Commitments.

Interest: Interest is payable by Invensys at the percentage rate per annum which is the aggregate of the applicable relevant margin, LIBOR and mandatory cost. For the purposes of calculating interest payable, the relevant margin varies with the S&P/Moody's credit rating of Invensys at the Quotation Date (as that term is defined in the agreement) for the relevant loan as follows (provided that where Invensys has a split credit rating or more than two credit ratings the relevant margin shall be determined by reference to the lowest of such credit ratings): (A) A/A2 or higher, 0.40per cent. p.a.; (B) A-/A3, 0.45 per cent.; (C) BBB+/Baa1, 0.5 per cent.; (D) BBB/Baa2, 0.60 per cent.; or (E) BBB-/Baa3 or lower, 0.80 per cent.;

(xii) **rule 144A global note US$250 million note programme of 7.125 per cent. notes due 2007** between (1) Invensys as issuer (2) Bankers Trust Company as paying agent and (3) Morgan Stanley, Merrill Lynch and J.P. Morgan as managers. The notes are due on 15 January 2007. The notes are unsecured and unsubordinated senior obligations of the issuer and rank at least equally with all other unsecured and unsubordinated obligations of the issuer.

Covenants: Invensys has given the usual covenants in relation to such notes.

Interest: Under the terms of the notes, interest will be payable semi-annually on January 15 and July 15;

(xiii) **rule 144A global note US$200 million note programme of 6.5 per cent. notes due 2010** between (1) Invensys as issuer (2) Bankers Trust Company as paying agent and (3) Morgan Stanley, J.P. Morgan, Chase Securities Inc. and HSBC Markets as managers. The notes are due on 15 January 2010. The notes are unsecured and unsubordinated senior obligations of the Issuer and rank at least equally with all other unsecured and unsubordinated obligations of the issuer

Covenants: Invensys has given the usual covenants in relation to such notes.

Interest: Under the terms of the notes, interest will be payable semi-annually on January 15 and July 15;

(xiv) **US$110 million note programme comprised of : US$73 million series A 6.2 per cent. guaranteed senior notes due 2003, and US$37 million series B 6.40 per cent. guaranteed senior notes due 2005 (pursuant to a purchase agreement dated 12 August 1998 and amended 15 June 1999)** between (1) BTR Dunlop Finance Inc. as issuer (2) Invensys International Holdings Limited as guarantor and (3) various financial institutions as purchasers. The series A notes have been repaid and the series B notes are due on 13 August 2005. The notes are guaranteed by Invensys.

Covenants: BTR Dunlop Finance Inc. and Invensys International Holdings Limited as guarantor have given the usual positive covenants in relation to such notes as well as the usual negative covenants in relation to limitation on liens, consolidation, merger, sale of assets and limitations on enhancement of indebtedness. Invensys International Holdings Limited has given a covenant that it, or any of its subsidiaries, will not give an interest cover covenant to a party that extends credit without first amending the agreement to give the same covenant to the issuer.

Interest: Under the terms of the notes, interest will be payable semi-annually on February 13 and August 13; and

(xv) **€2 billion medium term note programme (latest offering circular dated 6 September 2002)** between (1) Invensys plc as issuer (2) HSBC Bank plc as agent and (3) UBS Warburg as arranger. The maturity dates are as agreed between the issuer and the relevant dealer. There are no guarantees from any other Group member. The €500 million 5.5 per cent. fixed rate note, due on 1 April 2005, remains outstanding. The notes are unsecured and unsubordinated senior obligations of the issuer.

Covenants: The Notes are subject to the usual negative covenants for an issue of this kind.

Interest: Interest is payable at either a fixed, floating or index linked rate.

(b) No contracts have been entered into (other than contracts entered into in the ordinary course of business) by members of the Metering Business either within the two years immediately preceding the date of this document which are or may be material to the Metering Business or have been entered into at any time and which contain any provision under which any member of the Metering Business has any obligation or entitlements which are or may be material to the Metering Business as at the date of this document.

7. CONSENTS

Morgan Stanley has given and has not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

8. SIGNIFICANT CHANGES

(a) There has been no significant change in the trading or financial position of the Retained Group since 30 September 2003, the date to which the last half year results of the Group were published.

(b) There has been no significant change in the trading or financial position of the Metering Business since 31 March 2003, the date to which the financial information in Part II of this document has been prepared.

9. MISCELLANEOUS

As at 20 November 2003 (being the latest practicable date prior to the publication of this document), Morgan Stanley together with any of its affiliates had a beneficial holding of 1,530,459 Ordinary Shares in aggregate, representing 0.04 per cent. of the existing issued share capital of the Company.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days following the date of this document:

(a) the Sale and Purchase Agreement described in Part III of this document;

(b) the Memorandum and Articles of Association of Invensys;

(c) the audited consolidated accounts of the Group for the two years ended 31 March 2002 and 31 March 2003;

(d) the material contracts referred to in paragraph 6 of this Part IV;

(e) the consent letter referred to in paragraph 8 of this Part IV;

(f) the Directors' service contracts;

(g) the interim results of the Group for the six months ended 30 September 2003, dated 13 November 2003; and

(h) this document.

Dated: 21 November 2003

DEFINITIONS

The following words and expressions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Completion"	completion of the Disposal in accordance with the terms of the Sale and Purchase Agreement
"Directors" or "Board"	the directors of Invensys whose names appear at paragraph 2 of Part IV of this document
"Disposal"	the proposed disposal by certain subsidiaries of Invensys of the Metering Business
"Extraordinary General Meeting"	the extraordinary general meeting of Invensys to be held at The Conference Centre at Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3NZ, at 11.00 a.m. on 9 December 2003, or any adjournment thereof, notice of which is set out at the end of this document
"Invensys" or "Company"	Invensys plc
"ISESOS"	Invensys 1998 Senior Executive Share Option Scheme
"ISRSOS"	Invensys Savings Related Share Option Scheme
"Group"	Invensys, its subsidiaries and associated undertakings, including, prior to the Disposal, the Metering Business
"Metering Business"	the Metering Systems division of the Group
"Listing Rules"	the listing rules of the UKLA
"Morgan Stanley"	Morgan Stanley & Co. Limited
"Ordinary Shares"	ordinary shares of 25 pence each in the capital of Invensys
"Purchaser"	IMS Meters Holdings, Inc.
"Remuneration Committee"	the Invensys remuneration committee, currently comprising Rolf Börjesson, Larry Farmer and Jean-Claude Guez
"Retained Group"	the Group (excluding the Metering Business) following Completion
"Sale and Purchase Agreement"	the agreement for the sale and purchase of the Metering Business, dated 22 October 2003, between Invensys, Invensys Inc., Invensys International Holdings Limited, BTR Industries Limited, Foxboro Iberica SA, BTR France SAS, Invensys Holdings Limited, Invensys SA (Pty) and the Purchaser, a summary of the key terms of which is contained in Part III of this document
"Shareholders"	the holders of Ordinary Shares; and "Shareholder" is to be construed accordingly
"UK"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	UK generally accepted accounting principles
"UKLA"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, the UK Listing Authority
"US" or "United States"	the United States of America, its territories and possessions, the District of Columbia and the Commonwealth of Puerto Rico
"US$" or "US dollar"	United States dollars, the lawful currency of the United States for the time being

For the purposes of this document, *subsidiaries* and *associated undertakings* are to be construed in accordance with the Act.

INVENSYS PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an **EXTRAORDINARY GENERAL MEETING** of Invensys plc will be held at The Conference Centre at Church House, Bishop Partridge Hall, Dean's Yard, Westminster, London SW1P 3NZ, at 11.00 a.m. on 9 December 2003 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution.

THAT the proposed disposal of the Metering Systems division of Invensys plc, as described in the circular to Invensys plc shareholders dated 21 November 2003, to IMS Meters Holdings, Inc., on the terms and subject to the conditions of the sale and purchase agreement dated 22 October 2003 (described in such circular), with such non-material amendments, variations, waivers, revisions and modifications as the directors of Invensys plc (the "Directors") (or a duly authorised committee of the Directors) may consider in their absolute discretion appropriate, be and is hereby approved and that the Directors be and are hereby authorised to take all necessary steps and to execute all documents and deeds as the Directors may consider in their absolute discretion necessary or desirable to implement and give effect to such disposal.

By order of the Board
John R.W. Clayton
Secretary

Date: 21 November 2003

Registered office
Invensys House
Carlisle Place
London SW1P 1BX

Registered in England and Wales
(No. 166023)

Notes:

1. Any member of the Company entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and, upon a poll, to vote on behalf of such member. A proxy need not be a member of the Company.

2. A form of proxy is enclosed. To be effective, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a duly certified copy thereof, must be deposited with the Company's registrar at the address shown on the form of proxy not later than 11.00 a.m. on 7 December 2003 or, if the meeting is adjourned, not less than 48 hours before the time of the adjourned meeting. Completion of a form of proxy will not preclude a member from attending and voting at the meeting in person.

3. A form of proxy can also be completed via the internet. On the enclosed form of proxy there is a printed Reference Number, Card ID and Account Number, which, together, make up a unique 24-character reference. This number is unique to each member. To complete and lodge a form of proxy, a member can either complete the enclosed form of proxy and return it to the FREEPOST address on the reverse of the form of proxy or log onto www.sharevote.co.uk and complete a proxy on-line.

4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the extraordinary general meeting to be held on 9 December 2003 and any adjournment(s) thereof by using the procedures described in the CREST manual (CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf). In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent, Lloyds TSB Registrars (ID 7RA01) by 11.00 a.m. on 7 December 2003. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such necessary action to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members as at 6.00 p.m. on 7 December 2003 (or, if the meeting is adjourned, as at such time as is 48 hours before the time of the adjourned meeting) will be entitled to attend and/or vote at the meeting. Changes to entries in the register of members after 6.00 p.m. on 7 December 2003 (or, if the meeting is adjourned, not less than 48 hours before the time of the adjourned meeting) will be disregarded in determining the rights of any person to attend and/or vote at the meeting.

Printed by RR Donnelley, 98099